UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 (Check One):     X   Form 10-K   ____Form 20-F   ____Form 11-K    ____Form 10-Q    ____Form 10-D ____Form N-SAR ____Form N-CSR

For Period Ended:  August 31, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    CASCADE TECHNOLOGIES CORP.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  1530 9th Avenue SE

City, State and Zip Code:    Calgary, Alberta T2G 0T7

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-K for the period ended August 31, 2009 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Due to the fact that the registrant has limited personnel, the Registrant will not be able to file on a timely basis.   A delay in obtaining information necessary to prepare management’s financial statements has created a situation where the registrant’s independent auditors are currently completing their review of the Form 10-K for the period ended August 31, 2009, and will not be able to complete this review by the filing deadline.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Jacqueline Danforth                                       403                                                693-8004
 (Name)                                                      (Area Code)                                           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X]   Yes               [  ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [ X ]  Yes            [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report losses from operations of $94,942 for the fiscal year ended August 31, 2009 as compared to losses from operations of $27,544 for the fiscal year ended August 31, 2008.  This increase to operational losses is as a result of a change of business from an online stocking distributor, buying and selling semiconductors, electro-mechanical and passive components to a company seeking projects in the renewable energy sector.  During the twelve month period ended August 31, 2009 the Company expended $64,783 on professional services including legal and accounting fees and professional services related to the preparation of a business plan, as compared to $14,821 expended in the same category in the same twelve month period from the previous fiscal year. Additionally general and administrative expenses more than doubled over the comparative twelve month periods from $12,723 (2008) to $28,037(2009) as a result of increased travel costs as well as other expenses related to establishment of new corporate office locations.

In addition, during the most recently completed 12 month period ended August 31, 2009 there have been certain other actions undertaken by management (with no comparative data during the prior fiscal year) which have impacted the Company’s year-end financial reporting as follows:

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A proposed offering to raise a total of $450,000 at $0.15 per share whereunder the Company received subscriptions totaling $68,000 or 453,333 shares of common stock. Between March and May 2009 were rescinded by the subscribers following a review of available exemptions by management and a determination that the subscriptions did not in fact comply. In respect of the aforementioned the Company repaid funds in the amount of $13,000 directly to the original subscribers and remaining funds in the amount of $55,000 were agreed to be converted to repayable loans to two individuals.  Subsequently, on August 10, 2008 the Company settled these loans in exchange for certain assets of the Company as follows:

1.	All office furniture and fittings, including computer equipment, desks, chairs and all other office fittings purchased from the period February 2009 to date of settlement, and currently owned by the Company;

2.	$10 dollars and other good and valuable considerations.

As a result an amount of $55,000 was recorded as other income for the Company during the period ended August 31, 2009.

-
On March 17, 2009 and March 23, 2009 respectively the Company incorporated two wholly owned subsidiaries – Cascade Renewable Energy Inc., an Alberta Canada corporation (“Cascade Renewable”) and Cascade Solar Corp., a Nevada corporation (“Cascade Solar”) to undertake operations in Canada and the United States in the field of renewable energy.  Subsequently, on August 10, 2009 the Company entered into a debt settlement agreement with a creditor where under for settlement in full of the amount of $3,971 the Creditor accepted all of the issued and outstanding shares of Cascade Renewable Energy Inc;

The transaction results in a gain of $3,621 which amount has been reflected in the Company’s Statement of Operations as a gain from discontinued operations.

During the fiscal year ended August 31, 2008 the Company reported revenues of $451 to offset operational expenses.  There were no revenues reported during the current fiscal year ended August 31, 2009 as a result of the change in business.

Net losses for the comparative periods are expected to total $39,309 (2009) as compared to $27,995 (2008) respectively.

CASCADE TECHNOLOGIES CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 30, 2009	By:	/s/ Jacqueline Danforth
Name: Jacqueline Danforth
Title: CFO (Principal Accounting Officer)

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).